Exhibit 99.1

Dated as of September 30, 2022

L8 Investment Holdings LP

50 Lothian Road, Festival Square

Edinburgh, EH3 9WJ

Scotland

Re: Tender Offer Participation

Ladies and Gentlemen,

This letter agreement (the “Letter Agreement”) is delivered in connection with the public offering of shares of limited liability company interests (“Shares”) of Constitution Capital Private Markets Fund, LLC (which is expected to be renamed Constitution Capital Access Fund, LLC), a Delaware limited liability company (the “Fund”), and shall be effective upon consummation of the reorganization of U/C Seed Partnership Fund, LP with and into the Fund.

In connection with the acquisition by L8 Investment Holdings LP (“L8”) of Shares of the Fund, L8 and Constitution Capital PM, LP, the investment adviser to the Fund (“CCPM”), acknowledge and agree as follows:

1.

Subject to CCPM’s fiduciary responsibilities and other applicable law, CCPM will recommend to the Board of Directors of the Fund (the “Board”) that, under normal market conditions, the Fund conduct repurchase offers of no more than 5% of the Fund’s net assets quarterly on or about each of January 1, April 1, July 1 and October 1 (the “Repurchase Offers”), consistent with and subject to the terms of the Fund’s Prospectus, filed as part of the Fund’s Registration Statement on Form N-2, as may be amended or supplemented from time to time. In certain circumstances, however, CCPM may recommend to the Board that the Fund conduct a repurchase offer of more than 5% of the Fund’s net assets.

2.

Subject to determination by L8 that it would be advisable under the circumstances, and to the extent permissible under the U.S. federal securities laws, L8 will request to tender its Shares in each Repurchase Offer up to at least the greater of (i) 75% of the value of the Fund’s Shares offered for repurchase, (ii) 5% of the Fund’s net assets and (iii) if less than 5% of the Fund’s net assets are offered for repurchase, 100% of the value of the Fund’s Shares offered for repurchase; provided, however, that to the extent that L8 owns less than the value of the Fund’s Shares offered for repurchase in a Repurchase Offer, L8 will tender all of its remaining Shares.

3.

CCPM, L8 and their respective affiliates are permitted to disclose the terms of, and file, this Letter Agreement to the extent CCPM, L8 or their respective affiliates, as the case may be, determine, in their sole discretion, that such disclosure is required by applicable law.

The parties hereto agree that this Letter Agreement is not intended to waive or otherwise amend L8’s rights under the Fund’s Limited Liability Company Agreement, as may be amended and/or restated from time to time.

This Letter Agreement will terminate with no other action required of either party automatically upon the date as of which L8 no longer owns any Shares of the Fund. This Letter Agreement may not be amended or modified except in writing signed by the parties hereto.

This Letter Agreement is not assignable or transferable without the prior written consent of the other party. This Letter Agreement is binding upon and will inure to the benefit of the parties hereto and their respective successors and permitted assigns, each of which such successors and permitted assigns will be deemed to be a party hereto for all purposes hereof.

If any provision of this Letter Agreement is found to be illegal or unenforceable, then the provision will be deemed deleted and this Letter Agreement will be construed as though the provision was not contained herein and the remainder of this Letter Agreement will remain in full force and effect; provided, however, that if any provision of this Letter Agreement found to be illegal or unenforceable would be legal or enforceable if amended, then the provision shall apply with the minimum modifications necessary to make it legal and enforceable.

This Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York. Each party hereby submits to the exclusive jurisdiction of the courts of New York and irrevocably waives, to the fullest extent permitted by applicable law, any and all rights to trial by jury in any legal proceeding arising out of or relating to this Letter Agreement.

This Letter Agreement may be executed in any number of counterparts. Each counterpart, when executed and delivered, shall be an original contract, but all counterparts, when taken together, shall constitute one and the same agreement.

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If the above correctly reflects your understanding and agreement with respect to the foregoing matters, please so confirm by signing this Letter Agreement.

L8 Investment Holdings LP

By:	USS Investment Management Limited acting as attorney for and on behalf of L8 Investment Holdings GP Limited acting in its capacity as general partner of L8 Investment Holdings LP

Signatory: /s/ Geoffrey Geiger

Name: Geoffrey Geiger, Head of Private Equity Funds and Co-Investments

Date: 9/30/22

Confirmed and accepted:

Constitution Capital PM, LP

By:	/s/ John J. Guinee
Name:	John J. Guinee
Date:	9/30/22

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